Exhibit 99.1

Date: 19/04/2010	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KOBEX MINERALS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	14/05/2010
Record Date for Voting (if applicable) :	14/05/2010
Beneficial Ownership Determination Date:	14/05/2010
Meeting Date :	18/06/2010
Meeting Location (if available) :	Unit 950 - 609 Granville Street. Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	49989C105	CA49989C1059

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for KOBEX MINERALS INC.